UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number    1-2384

TRW INC.

(Exact name of registrant as specified in its charter)

1900 Richmond Road, Cleveland, Ohio 44124  (216) 291-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cumulative Serial Preference Stock II, $4.40 Convertible Series 1
Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

(Title of each class of securities covered by this Form)

Common Stock, Par Value $0.625 Per Share

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

     Approximate number of holders of record as of the certification or notice date:  0

     Pursuant to the requirements of the Securities Exchange Act of 1934, TRW Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 9, 2002	By	/s/ William B. Lawrence
William B. Lawrence Executive Vice President, General Counsel and Secretary